

Mail Stop 3561

June 2, 2010

Mr. Timothy E. Kullman
Executive Vice President and Chief Financial Officer
Dick's Sporting Goods, Inc.
345 Court Street
Coraopolis, Pennsylvania 15108

     Re: Dick's Sporting Goods, Inc.
              Form 10-K for the Fiscal Year Ended January 30, 2010
              Filed March 18, 2010
              Form 8-K Filed March 9, 2010
              File No. 1-31463

Dear Mr. Kullman:

     We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 30, 2010

Financial Statements, page 45

General

1.   We note your disclosure in MD&A that you amended your e-commerce agreement and
        began recording e-commerce revenue on a gross basis compared to your prior recording
        of these revenues on a net basis pursuant to FASB ASC 605-45. We have the following
        comments:

        •   Please clarify whether this e-commerce agreement is the same agreement with GSI
            discussed in footnote 13 on page 69. If so, please explain the terms of the agreement,
            including the compensation arrangement with GSI for their services and how it relates
            to the royalty arrangement.

        •   Please tell us the terms of the amendment that resulted in the change to recording
            revenues gross from recording them net. In doing so, please address each indicator in
            ASC 605-45 to support your position that that gross reporting is now appropriate.

        •   Please tell us and disclose in MD&A the amount of revenue from e-commerce sales.
            We note your discussion in results of operations that net sales increased due to the
            addition of e-commerce sales; however, you do not quantify the amount of e-
            commerce sales. We also note that you appear to quantify sales from e-commerce in
            your quarterly earnings conference calls, and believe this is important information to
            also provide to your investors within your MD&A narrative.

Consolidated Statements of Operations, page 47

2.   We note on page 8 that you provide support services, such as golf services, bicycle
        maintenance and repairs, tennis racquet and lacrosse stick stringing, ice skate sharpening
        and assembly of fitness equipment. Please quantify for us your revenues from these
        support services for each year included in your filing. To the extent that your support
        service revenues exceed ten percent of your total revenues, please separately present
        service revenues on the face of your income statement. Refer to Rule 5-03 of Regulation
        S-X. Notwithstanding the preceding, please expand your revenue recognition policy for
        these support service revenues.

Notes to Consolidated Financial Statements, page 52

Segment Information, page 56

3.   We note that you aggregate your operating segments into one reportable segment due to
        the economic characteristics of the store formats, the similar nature of the products sold,

the type of customer and the method of distribution. Please explain to us what is meant by "economic characteristics of the store formats" and why that supports aggregation. Also, please tell us in sufficient detail how you identified your operating segments and how you determined that your operating segments have similar economic characteristics, including similar long-term average gross margins. In doing so, provide us with your analysis of the similar economic characteristics of your Dick's Sporting Goods stores and your Golf Galaxy stores to support aggregating these stores into one reportable segment. Your response should also address the fact that you separately discuss the Dick's Sporting Goods stores and the Golf Galaxy stores in your quarterly earnings conference calls, and provide your analysis of whether the differences in these businesses that warrant separate discussion in your earnings calls support presenting these chains as separate reportable segments. Refer to ASC 280-10-50.

Schedule II – Valuation and Qualifying Accounts, page 74

4.   We note on page 55 that that you record a provision for anticipated merchandise returns through a reduction of sales and cost of sales. Please provide us with a rollforward of this provision for each year included in your filing. Please also tell us how you considered including the activity in your merchandise returns and allowance account in this schedule or within the notes to the financial statements. Refer to Rules 5-04 and 12-09 of Regulation S-X for guidance.

Form 8-K Filed March 9, 2010

5.   We note your presentation of EBITDA, and we also note that you define EBITDA in the first paragraph under the heading "Non-GAAP Financial Measures" as earnings before interest, taxes and depreciation; however, your EBITDA reconciliation presents earnings before interest, taxes, depreciation and amortization, merger integration costs, impairment of goodwill and other intangibles, impairment of store assets and gain on sale of asset. Please revise future filings to ensure that the reconciliation of this measure and its description within your narrative are consistent. Also, given that EBITDA is widely established as earnings before interest, taxes, depreciation and amortization, and you do not define it as such, please rename your measure. See Question 103.01 of our Compliance and Disclosure Interpretations concerning Non-GAAP Financial Measures, available on our website at www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

6.   We note your reconciliation of non-GAAP net income and earnings per share. Please tell us, and disclose in future filings, how you calculated the tax effect of the elimination of merger and integration costs. See Question 102.11 of our Compliance and Disclosure Interpretations concerning Non-GAAP Financial Measures, available on our website at www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief